

July 8, 2019

Lynn A. Feldman, Esq.
Executive Vice President and General Counsel
Clear Channel Outdoor Holdings, Inc.
99 Park Avenue, Second Floor
New York, New York 10016

      Re: Clear Channel Outdoor Holdings, Inc.
           Registration Statement on Form S-3
           Filed on July 2, 2019
           File no. 333-232517

Dear Ms. Feldman:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Paul Fischer at 202-551-3415 with any questions.

           Sincerely,

           Division of Corporation Finance
           Office of Telecommunications

cc: James S. Rowe